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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☑ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

McAfee, Inc.

Full Name of Registrant

Former Name if Applicable

3965 Freedom Circle

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced and as described most recently in the current report on Form 8-K of McAfee, Inc. (the “Company”) dated July 26, 2007, the Company has determined that it will need to restate its historical financial statements to record additional non-cash charges for stock-based compensation expense over a ten-year period. The Company currently expects that the aggregate non-cash charges that will result from the restatement will likely be in the range of $100 million to $150 million. Further, in addition to non-cash charges for stock-based compensation, the Company expects there to be related tax effects and other expenses incurred and other adjustments recorded as a result of the restatement. These adjustments could also affect the preliminary results announced by the Company on July 26, 2007, which are presented without taking into account any adjustments that may be required as a result of the restatement.
Due to the pending restatement, the Company is unable to file the Form 10-Q on or before the prescribed due date of August 9, 2007, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25. The Company intends to file its Form 10-Q as soon as practicable after the completion of the restatement.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric F. Brown	(972)	963-7966

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☑   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s pending restatement as discussed in Part III above, the Company cannot provide a reasonable estimate and comparison of operating results at this time, other than our unaudited and preliminary results of operations for the quarter ended June 30, 2007, disclosed in the current report on Form 8-K dated July 26, 2007. As disclosed in such filing, these unaudited and preliminary results do not take into account any adjustments that may be required in connection with the restatement. The Company is not in a position to provide any additional information regarding the results of operations for the second quarter of 2007 pending the completion of the restatement.
Forward-Looking Statements: This notification of late filing on Form 12b-25 contains forward-looking statements, which include those regarding the expected non-cash charges for stock-based compensation, related tax effects and other expenses incurred and adjustments recorded as a result of the restatement of the Company’s historical financial statements, and the timing of the Company’s filing of its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007. Actual results could vary perhaps materially and the expected results may not occur. In particular, McAfee will be required to make adjustments to its unaudited preliminary second quarter 2007 results in addition to its financial results previously reported for prior periods, as a result of its investigation into its stock option grant practices. The forward-looking statements contained in this notification of late filing on Form 12b-25 are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2005 and its quarterly reports filed on Form 10-Q.

McAfee, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Eric F. Brown

Name: Eric F. Brown
Title: Chief Operating Officer and Chief Financial
Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).